

NEWS RELEASE

24-Hour Media Phone (202) 872-2680
www.pepco.com
NYSE: POM

For Immediate Release
October 25, 2001

Media Contact: Robert Dobkin
(202) 872-2680
Investor Relations: Ernie Bourscheid
(202) 872-2797

Pepco Reports Third-Quarter 2001 Earnings, Declares Dividend

Potomac Electric Power Company (NYSE: POM) today reported third-quarter consolidated earnings of $68.7 million on operating revenues of $766.5 million for the three-month period ended Sept. 30, or 74 cents per share, excluding the non-recurring impact of a 10- cents-per-share loss that resulted from a settlement of certain disputes with Mirant Corporation in connection with the previously reported gain on the sale of Pepco's generating plants. This compared with consolidated earnings of $119.5 million, or $1.07 per share on operating revenues of $824.7 million during the same period in 2000.

The 74 cents earned in this year's third quarter included 66 cents from recurring utility operations and an 8-cents- per-share contribution from the utility's wholly owned subsidiary, PHI. For the corresponding quarter in 2000, Pepco earned $1.08 per share from recurring utility operations against a loss of 1cent per share from PHI.

Consolidated earnings for the nine months ended Sept. 30, 2001 were $1.55 per share, excluding the non-recurring impact of 11 cents per share from the gain on the sale of the company's generating plants.   Consolidated earnings for the period totaled $180.6 million on revenue of $1.99 billion, compared with consolidated earnings of $184.4 million on revenue of $1.99 billion for the nine-month period in 2000.

Dividend Declared

Pepco's Board of Directors today declared a dividend on common stock of 25 cents per share payable Dec. 31, 2001, to shareholders of record on Dec. 10, 2001. Dividends on preferred stock were declared payable Dec. 1, 2001, to shareholders of record on Nov. 5, 2001.

(more)

Pepco 222

Conference Call for Investors

Pepco will host a conference call to discuss third-quarter and nine-month results on Friday, Oct. 26, at 10 a.m. EDT. The call will be available to the general public at

(212) 346-6400 and broadcast live on the company's Web site at www.pepco.com. An audio archive of the call will be available on the Web site following the call and can be accessed for replay by dialing 1-800-633-8284; pass code is 19852137.

About Pepco: Pepco is an investor-owned utility that delivers electricity in Washington, D.C., and the Maryland suburbs to more than 700,000 customers. Through its family of subsidiaries, Pepco also operates in the mid-Atlantic region in the competitive arenas of diversified energy products and services and telecommunications.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco.

###


**Detailed Summary of Earnings ,
Quarterly and Year-to-Date Results, and Charts Follow**


EARNINGS ANALYSIS

Earnings per Share Detail

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	2000	2001	2000
Basic Earnings Per Share				
Recurring Utility Operations	$ .66	$ 1.08	$ 1.44	$ 1.58
Gain on Divestiture of Generation Assets	(.10)	-	.11	-
Total Utility Operations	.56	1.08	1.55	1.58
PHI Operations				
PCI Operations	.04	.01	.03	.08
Pepco Energy Services Operations	.04	(.02)	.08	(.07)
Total PHI Operations	.08	(.01)	.11	.01
Pepco Consolidated Earnings	$ .64	$ 1.07	$ 1.66	$1.59
Basic Average Common Shares Outstanding	107,882,000	111,994,000	108,899,000	116,282,000
Diluted Earnings Per Share				
Pepco Consolidated Earnings	$ .64	$ 1.04	$ 1.66	$ 1.56
Diluted Average Common Shares Outstanding	107,882,000	115,386,000	109,276,000	119,675,000

CONSOLIDATED QUARTERLY RESULTS

Pepco today reported recurring consolidated earnings for the quarter ended September 30, 2001, of 74 cents per share, excluding the non-recurring impact of a loss of 10 cents per share, which resulted from a settlement of certain disupted issues with Mirant in connection with the previously reported gain on the sale of the Company's generating plants. The recurring earnings of 74 cents per share is comprised of 66 cents per share from recurring Utility operations and an 8 cents per share contribution from the operations of the Utility's wholly owned subsidiary, PHI. For the corresponding quarter in 2000, Pepco earned $1.07 per share, which includes $1.08 per share from recurring Utility operations and a loss of 1 cent per share from PHI operations.

Utility Quarterly Results

There was a decrease in earnings per share of 42 cents per share from recurring Utility operations for the quarter ended September 30, 2001 (66 cents per share, excluding the 10-cent loss per share related to the divestiture transaction, versus $1.08 per share) compared with the corresponding quarter in 2000. This 42-cent per share decrease in earnings per share resulted from the following:

- o A decrease of approximately 60 cents per share attributable to the anticipated more level seasonal pattern of earnings being realized under the energy buyback contract with Mirant Corp., compared with the earnings pattern related to production income in prior years when the

Company's production-related income varied significantly by quarter due to seasonal rate differentials. While still seasonal, the favorable contract with Mirant more evenly spreads the earnings impact over all quarters.

o   An increase of approximately 8 cents per share from interest earned on the proceeds received from the divestiture of the Company's generating assets. The proceeds are invested through the Company's wholly owned subsidiary, Edison Capital Reserves Corporation.

o   An increase of approximately 11 cents per share from reduced capital costs as a result of the stock buyback program and the retirement of long-term debt accomplished with the proceeds from the divestiture of Pepco's generation assets.

o   The remaining decrease of approximately 1-cent per share results from several miscellaneous items during the quarter. For instance, earnings per share were favorably impacted by a 5.4% increase (9 cents per share) in delivered kilowatt hour sales (excluding wholesale sales in 2000), partially offset by base rate reductions effective with the implementation of customer choice and by higher operations and maintenance and depreciation expenses.

PHI Quarterly Results

PHI contributed 8 cents per share for the quarter ended September 30, 2001, which consisted of 4 cents per share from Potomac Capital Investment Corp. (PCI) and 4 cents per share from Pepco Energy Services, PHI's wholly owned subsidiaries. For the corresponding quarter in the prior year, PHI lost 1-cent per share, which was derived from a 1-cent per share contribution to earnings per share from PCI and a 2-cent loss per share from Pepco Energy Services.

PCI and Pepco Energy Services

PCI earned 4 cents per share during the 2001 quarter compared to 1-cent per share during the corresponding quarter last year. This increase in PCI's contribution to earnings per share over this period primarily resulted from the timing of its business transactions, including a loss that was recorded on the sale of its aircraft in 2000.

Pepco Energy Services earned 4 cents per share during the 2001 quarter compared to a 2-cent per share loss during the corresponding quarter last year. The increase in Pepco Energy Services' earnings per share over this period is due to continued significant growth in its commodity and service businesses and from favorable operating results of the two generating stations that were transferred to Pepco Energy Services in December 2000.

CONSOLIDATED NINE MONTHS ENDED RESULTS

Consolidated earnings for the nine months ended September 30, 2001, were $1.55 per share, excluding the non-recurring impact of 11 cents per share during the year to date period from the gain on the sale of the Company's generation assets. This $1.55 per share included $1.44 per share from recurring Utility operations and an 11 cents per share contribution from PHI. For the corresponding period in 2000 Pepco earned $1.59 per share, which is comprised of a contribution of $1.58 per share from recurring Utility operations and 1 cent per share from PHI operations.

Utility Nine Months Ended Results

There was a 14-cent per share decrease in earnings per share from recurring Utility operations for the nine months ended September 30, 2001 ($1.44 per share, excluding 11 cents per share from the divestiture transaction, versus $1.58 per share) compared to the corresponding period in 2000. This 14-cent per share decrease in nine month earnings per share resulted from the following:

- o A decrease of approximately 69 cents per share attributable to the anticipated more level seasonal pattern of earnings being realized under the energy buyback contract with Mirant Corp., compared with the earnings pattern related to production income in prior years when the Company's production-related income varied significantly by quarter due to seasonal rate differentials. While still seasonal, the favorable contract with Mirant more evenly spreads the earnings impact over all quarters.

- o An increase of approximately 24 cents per share from interest earned on the proceeds received from the divestiture of the Company's generating assets.

- o An increase of approximately 27 cents per share from reduced capital costs as a result of the stock buyback program and the retirement of long-term debt.

- o The remaining increase of approximately 4 cents per share results from several miscellaneous items year-to-date. For instance, the 2001 nine month earnings per share were favorably impacted by a 4.2 percent increase (21 cents per share) in delivered kilowatt hour sales (excluding wholesale sales in 2000), partially offset by base rate reductions effective with the implementation of customer choice and higher operation and maintenance and depreciation expenses.

PHI Nine Months Ended Results

PHI contributed 11 cents per share for the nine months ended September 30, 2001, which consisted of 3 cents per share from PCI and 8 cents per share from Pepco Energy Services. For the corresponding period in the prior year, PHI earned 1-cent per share, which was derived from an 8 cent per share contribution to earnings per share from PCI and a 7-cent per share loss from Pepco Energy Services.

PCI and Pepco Energy Services

PCI earned 3 cents per share during the nine month period ended September 30, 2001 compared to 8 cents per share during the corresponding period last year. The decrease in earnings per share over this period mainly resulted from the fact that in January 2000, PCI sold its 50-percent interest in the FERC-regulated Cove Point, Md. liquefied natural gas storage facility and pipeline that resulted in approximately a 12-cent per share contribution to earnings per share. This 12-cent per share favorable impact was partially offset by a 4-cent per share reduction to earnings per share related to the sale of aircraft.

Pepco Energy Services earned 8 cents per share during the nine month period ended September 30, 2001 compared to a 7-cent loss per share during the corresponding period last year. The increase in

Pepco Energy Services' earnings per share over this period is due to continued significant growth in its commodity and service businesses and from the favorable operating results of the two generating stations that were transferred to Pepco Energy Services in December 2000.

About Pepco

Pepco's principal business lines consist of: (1) regulated electric utility transmission and distribution services in the Washington, D.C. area, (2) telecommunications services including cable television, local and long distance telephone, and high-speed Internet, and (3) energy products and services in competitive retail markets.

Pepco's competitive telecommunication and energy businesses are provided through its wholly owned subsidiary PHI. PHI was formed in 1999 as the parent company for two wholly owned subsidiaries, PCI and Pepco Energy Services. Additionally, the Company has a wholly owned Delaware statutory business trust (Potomac Electric Power Company Trust I) and a Delaware Investment Holding Company (Edison Capital Reserves Corporation), which is wholly owned.

Significant 2001 Events

Acquisition of Conectiv

On February 12, 2001, Pepco and Conectiv announced that their boards of directors approved an agreement for a strategic transaction whereby Pepco will effectively acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion. Both companies will become subsidiaries of a new holding company to be named at a later date. The combination, which will be accounted for as a purchase, has received approval from both Companies shareholders, from the Pennsylvania commission and from the Federal Energy Regulatory Commission. Additionally, antitrust clearance has been received under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) effective August 7, 2001. HSR provides the Federal Trade Commission and the Justice Department the opportunity to review the proposed transaction prior to its completion to ensure it will not violate antitrust laws. Pending the receipt of various other regulatory approvals, the transaction is expected to close in early 2002.

Common Stock

On February 12, 2001, Pepco announced its plan to repurchase up to $450 million of its common stock in the open market or in privately negotiated transactions over the next 12 months. The actual amount of stock to be repurchased will be determined by management depending on market conditions. As of September 30, 2001, Pepco has acquired 3,329,100 shares in connection with this repurchase plan at a cost of approximately $73.9 million (At December 31, 2000, Pepco had 7,792,907 shares held in treasury at a cost of approximately $200 million in connection with a previous stock repurchase plan).

For additional information, refer to the Company's Form 10-Q for the quarter ended September 30, 2001, which is expected to be filed with the Securities and Exchange Commission on November 9, 2001.

Selected Consolidated Financial Information

	Three Months Ended September 30, 2001				
	Utility	PCI	Pepco Energy Services	Eliminations (A)	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$527.3(B)	$29.7	$212.1	$(2.6)	$766.5(B)
Operating Expenses	413.3	21.3	201.3	$(2.6)	633.3
Operating Income	114.0	8.4	10.8	-	133.2
Other Expense, net	(8.1)	(14.4)	(2.6)	-	(25.1)(C)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	42.0	(10.2)	4.0	-	35.8
Net Income	61.6	4.2	4.2	-	70.0
Dividends on Preferred Stock	1.3	-	-	-	1.3
Earnings Available for Common Stock	$ 60.3(D)	$ 4.2	$ 4.2	$ -	$ 68.7(D)

	Three Months Ended September 30, 2000				
	Utility	PCI	Pepco Energy Services	Eliminations	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$745.0	$27.1	$52.6	$ -	$824.7
Operating Expenses	500.6	15.7	58.9	$ -	575.2
Operating Income (Loss)	244.4	11.4	(6.3)	-	249.5
Other (Expense) Income, net	(36.0)	(12.8)	2.1	-	(46.7)(E)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	83.5	(2.3)	(1.5)	-	79.7
Net Income (Loss)	122.6	.9	(2.7)	-	120.8
Dividends on Preferred Stock	1.3	-	-	-	1.3
Earnings (Loss) Available for Common Stock	$121.3	$ .9	$ (2.7)	$ -	$119.5

(A)   Represents the elimination of rent paid to PCI for Pepco's lease of office space in PCI's 10-story commercial office building. The lease commenced in June 2001.

(B)   Includes pre-tax loss of $18.4 million from an adjustment to the previously reported gain on the sale of the Company's generating plants.

(C)   Includes "Loss from Equity Investments, principally a Telecommunication Entity" of $6.5 million in 2001.

(D)   Includes after-tax loss of $11 million from an adjustment to the previously reported gain on the sale of the Company's generating plants.

(E)   Includes "Loss from Equity Investments, principally a Telecommunication Entity" of $3.2 million in 2000.

Selected Consolidated Financial Information

	Nine Months Ended September 30, 2001				
	Utility	PCI	Pepco Energy Services	Eliminations (A)	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$1,442.2(B)	$79.2	$481.2	$(3.4)	$1,999.2(B)
Operating Expenses	1,102.1	62.2	464.7	$(3.4)	1,625.6
Operating Income	340.1	17.0	16.5	-	373.6
Other Expense, net	(31.5)	(39.9)	(1.2)	-	(72.6)(C)
Distributions on Preferred Securities of Subsidiary Trust	6.9	-	-	-	6.9
Income Tax Expense (Benefit)	129.5	(26.9)	7.1	-	109.7
Net Income	172.2	4.0	8.2	-	184.4
Dividends on Preferred Stock	3.8	-	-	-	3.8
Earnings Available for Common Stock	$ 168.4(D)	$ 4.0	$ 8.2	$ -	$ 180.6 (D)

	Nine Months Ended September 30, 2000				
	Utility	PCI	Pepco Energy Services	Eliminations	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$1,757.3	$96.9(E)	$142.7	$ -	$1,996.9(E)
Operating Expenses	1,329.8	45.2	157.1	$ -	1,532.1
Operating Income (Loss)	427.5	51.7	(14.4)	-	464.8
Other (Expense) Income, net	(107.2)	(42.9)	1.8	-	(148.3)(F)
Distributions on Preferred Securities of Subsidiary Trust	6.9	-	-	-	6.9
Income Tax Expense (Benefit)	126.3	(.8)	(4.4)	-	121.1
Net Income (Loss)	187.1	9.6	(8.2)	-	188.5
Dividends on Preferred Stock	4.1	-	-	-	4.1
Earnings (Loss) Available for Common Stock	$183.0	$ 9.6(G)	$ (8.2)	$ -	$184.4(G)

(A) Represents the elimination of rent paid to PCI by Pepco (starting in June 2001) for its lease of PCI's office space.
(B) Includes pre-tax gain of $31.8 million from the divestiture of Conemaugh by Pepco in 2001.
(C) Includes "Loss from Equity Investments, principally a Telecommunication Entity" of $17.0 million in 2001.
(D) Includes after-tax gain of $11.4 million from the divestiture of Conemaugh by Pepco in 2001.
(E) Includes pre-tax gain of $19.7 million from the divestiture of Cove Point by PCI in 2000.
(F) Includes "Loss from Equity Investments, principally a Telecommunication Entity" of $11.1 million in 2000.
(G) Includes after-tax gain of $11.8 million from the divestiture of Cove Point by PCI in 2000.